UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*



                          Velocity Express Corporation
                          ----------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.004 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    92257T707
                                    ---------
                                 (CUSIP Number)


                                September 7, 2006
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                                ----------------------
CUSIP No.  92257T707                      13G             Page 2 of 10 Pages
--------------------------                                ----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             453,288+
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            453,288+
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           453,288+
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.7%+
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------
+  As of October 28, 2008.  See Item 4.

--------------------------                                ----------------------
CUSIP No.  92257T707                      13G             Page 3 of 10 Pages
--------------------------                                ----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Daniel S. Loeb
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             453,288+
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            453,288+
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           453,288+
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.7%+
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------
+  As of October 28, 2008.  See Item 4.

--------------------------                                ----------------------
CUSIP No.  92257T707                      13G             Page 4 of 10 Pages
--------------------------                                ----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point Offshore Fund, Ltd.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             322,592+
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            322,592+
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           322,592+
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.6%+
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------
+  As of October 28, 2008.  See Item 4.

Item 1(a):          Name of Issuer:
---------           --------------

         The name of the issuer is Velocity Express Corporation, a Delaware corporation (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

         The Company's principal executive offices are located at One Morningside Drive North, Building B, Suite 300, Westport, CT 06880.

Item 2(a):          Name of Person Filing:
---------           ---------------------

     This Schedule 13G is filed by:

     (i) Third Point LLC, a Delaware limited liability company (the "Management Company"), which serves as investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, collectively, the "Funds"), with respect to the shares of Common Stock (as defined in Item 2(d)) issuable upon the conversion of the shares of the Series Q Convertible Preferred Stock of the Company (the "Preferred Stock") directly owned by the Funds;

     (ii) Mr. Daniel S. Loeb ("Mr. Loeb"), who is the Chief Executive Officer of the Management Company and controls its business activities, with respect to the shares of Common Stock issuable upon the conversion of the shares of Preferred Stock indirectly beneficially owned by Mr. Loeb by virtue of such position; and

     (iii) Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund") which invests and trades in securities, with respect to the shares of Common Stock issuable upon the conversion of the shares of Preferred Stock held by it.

     The Management Company, Mr. Loeb and the Offshore Fund are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):          Address of Principal Business Office or, if None, Residence:
-------- -          -----------------------------------------------------------

     The address of the principal business office of the Management Company and Mr. Loeb is 390 Park Avenue, New York, New York 10022. The address of the principal business office of the Offshore Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands, British West Indies.

Item 2(c):          Citizenship:
---------           -----------

     The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Loeb is a United States citizen. The Offshore Fund is organized as a limited liability exempted company under the laws of the Cayman Islands.

Item 2(d):          Title of Class of Securities:
---------           ----------------------------

     Common Stock, par value $0.004 per share ("Common Stock").

Item 2(e):          CUSIP Number:
---------           ------------

     CUSIP number of the Common Stock is 92257T707.

Item 3:             If this statement is filed pursuant to Rules 13d-1(b) or
------              --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    -----------------------------------------------------

                    A.   [ ] Broker or dealer registered under Section 15 of the
                             Act,
                    B.   [ ] Bank as defined in Section 3(a)(6) of the Act,
                    C.   [ ] Insurance Company as defined in Section 3(a)(19) of
                             the Act,
                    D.   [ ] Investment Company registered under Section 8 of
                             the Investment Company Act of 1940,
                    E.   [ ] 13d-1(b)(1)(ii)(E),
                    F.   [ ] Employee Benefit Plan or Endowment Fund in
                             accordance with 13d-1 (b)(1)(ii)(F),
                    G.   [ ] Parent Holding Company or control person in
                             accordance with Rule 13d-1(b)(1)(ii)(G),
                    H.   [ ] Savings Association as defined in Section 3(b) of
                             the Federal Deposit Insurance Act,
                    I.   [ ] Church Plan that is excluded from the definition of
                             an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
                    J.   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:             Ownership:
------              ---------

     On July 3, 2006, the Funds acquired an aggregate of 500,000 shares of Preferred Stock, 355,834 of which were acquired by the Offshore Fund. Each share of Preferred Stock was initially convertible into 9.0909 shares of Common Stock upon the satisfaction of certain conditions outside the control of the Reporting Persons. On September 7, 2006, the last of these conditions was satisfied and the Reporting Persons acquired beneficial ownership of the shares of Common Stock into which the Preferred Stock was then convertible.

     The Preferred Stock pays a quarterly dividend which has been paid to date, at the option of the Company, in additional shares of Preferred Stock as permitted by its terms. On December 7, 2007, the Company effected a 1 for 15 reverse stock split of the Common Stock, and on May 8, 2008 the Company made adjustments to existing Common Stock warrants and issued new Common Stock warrants, resulting in successive adjustments on those dates to the rate at which the Preferred Stock was convertible into shares of Common Stock. Other than shares issued to the Reporting Persons as dividends on the Preferred Stock, none of the Reporting Persons has acquired or disposed of either Preferred Stock or Common Stock since September 7, 2006.

A.   Third Point LLC and Daniel S. Loeb
     ----------------------------------
     (a) - (b) Amount Beneficially Owned and Percentage of Class:

Each of the Management Company and Mr. Loeb beneficially owned the following numbers of shares of Common Stock, representing the following percentages of the Common Stock, as of the dates indicated:

      Date                     Number of Shares              Percentage of Class
      ----                     ----------------              -------------------
September 7, 2006                 4,545,450                      21.1% (1)
December 31, 2006                 4,683,586                      16.3% (2)
October 1, 2007                   4,897,495                      10.8%  (3)
October 28, 2008                    453,288                      11.7%  (4)


(1) Based on 16,965,310 shares of Common Stock reported by the Company as outstanding on May 12, 2006 and the shares of Common Stock issuable to the Funds upon conversion of the Preferred Stock.

(2) Based on 24,141,162 shares of Common Stock reported by the Company as outstanding on November 16, 2006 and the shares of Common Stock issuable to the Funds upon conversion of the Preferred Stock.

(3) Based on 40,539,051 shares of Common Stock reported by the Company as outstanding on July 19, 2007 and the shares of Common Stock issuable to the Funds upon conversion of the Preferred Stock.

(4) Based on 3,409,488 shares of Common Stock reported by the Company as outstanding on October 22, 2008 and the shares of Common Stock issuable to the Funds upon conversion of the Preferred Stock.

(c) Number of shares as to which such person has:

     (i)   Sole power to vote or direct the vote: -0-
     (ii) Shared power to vote or direct the vote: All shares reported as beneficially owned by such Reporting Person in response to Item 4.A.(a) - (b) above for each date indicated.
     (iii) Sole power to dispose or direct the disposition: -0-
     (iv) Shared power to dispose or direct the disposition: All shares reported as beneficially owned by such Reporting Person in response to Item 4.A.(a) - (b) above for each date indicated.

B.   Third Point Offshore Fund, Ltd.
     -------------------------------
     (a) - (b) Amount Beneficially Owned and Percentage of Class:

The Offshore Fund beneficially owned the following numbers of shares of Common Stock, representing the following percentages of the Common Stock, as of the dates indicated:

      Date                 Number of Shares              Percentage of Class
      ----                 ----------------              -------------------
September 7, 2006             3,234,851                      16.0% (1)
December 31, 2006             3,333,169                      12.1% (2)
October 1, 2007               3,485,415                      7.9%  (3)
October 28, 2008                322,592                      8.6%  (4)

(1) Based on 16,965,310 shares of Common Stock reported by the Company as outstanding on May 12, 2006 and the shares of Common Stock issuable to the Offshore Fund upon conversion of the Preferred Stock.

(2) Based on 24,141,162 shares of Common Stock reported by the Company as outstanding on November 16, 2006 and the shares of Common Stock issuable to the Offshore Fund upon conversion of the Preferred Stock.

(3) Based on 40,539,051 shares of Common Stock reported by the Company as outstanding on July 19, 2007 and the shares of Common Stock issuable to the Offshore Fund upon conversion of the Preferred Stock.

(4) Based on 3,409,488 shares of Common Stock reported by the Company as outstanding on October 22, 2008 and the shares of Common Stock issuable to the Offshore Fund upon conversion of the Preferred Stock.

(c)  Number of shares as to which such person has:
     (i)   Sole power to vote or direct the vote: -0-
     (ii) Shared power to vote or direct the vote: All shares reported as beneficially owned by such Reporting Person in response to Item 4.B.(a) - (b) above for each date indicated.
     (iii) Sole power to dispose or direct the disposition: -0-
     (iv) Shared power to dispose or direct the disposition: All shares reported as beneficially owned by such Reporting Person in response to Item 4.B.(a) - (b) above for each date indicated.

Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:             Ownership of More than Five Percent on Behalf of Another
------              --------------------------------------------------------
                    Person:
                    ------

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:             Identification and Classification of the Subsidiary Which
------              ---------------------------------------------------------
                    Acquired the Security Being Reported on by the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ---------------

Not applicable.

Item 8:             Identification and Classification of Members of the Group:
------              ---------------------------------------------------------

Not applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

Not applicable.

Item 10:            Certification:
-------             -------------

Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                         [Signatures on following page]

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 28, 2008



                                   THIRD POINT LLC

                                   By:  Daniel S. Loeb, Chief Executive Officer


                                   By:  /s/ William Song
                                        ----------------------------------------
                                        Name:  William Song
                                        Title: Attorney-in-Fact



                                   THIRD POINT OFFSHORE FUND, LTD.

                                   By: Daniel S. Loeb, Director


                                   By:  /s/ William Song
                                        ----------------------------------------
                                        Name:  William Song
                                        Title: Attorney-in-Fact



                                   DANIEL S. LOEB


                                   By:  /s/ William Song
                                        ----------------------------------------
                                        Name:  William Song
                                        Title: Attorney-in-Fact

                                  EXHIBIT INDEX


Exhibit 99.1: Joint Filing Agreement, dated October 28, 2008, by and between the
              Reporting Persons.

Exhibit 99.2: Power of Attorney granted by Mr. Daniel S. Loeb in favor of
              James P. Gallagher, William Song, Joshua L. Targoff and Bruce Wilson, dated June 12, 2008.